Exhibit 99.1

BiondVax Announces Fourth Quarter and Full Year 2018 Financial Results and Update

Jerusalem, Israel – April 30, 2018 –

BiondVax Pharmaceuticals Ltd. (Nasdaq: BVXV), a biopharmaceutical company focused on developing and commercializing M-001, a universal flu vaccine candidate currently undergoing a pivotal clinical efficacy Phase 3 trial, today announced its fourth quarter and full year financial results for the year ended December 31, 2018 and provided a business update.

Fourth Quarter 2018 Financial Summary

Results are in New Israel Shekels (NIS) and convenience translation to $US is provided using the exchange rate of 3.748(NIS/$US) as at December 31, 2018.

●	Fourth quarter operating expenses were NIS 27.9 million (approximately $7.5 million) compared with NIS 14.9 million for the fourth quarter of 2017;

●	Fourth quarter R&D expenses amounted to NIS 26.6 million ($7.1 million) compared with NIS 13.7 million for the fourth quarter of 2017;

Full Year 2018 Financial Summary

●	Total operating expenses, net, were NIS 77.06 million ($20.5 million) compared with NIS 23.66 million in 2017;

●	R&D expenses, net, amounted to NIS 71.9 million ($19.18 million) compared with NIS 18.78 million in 2017;

As of December 31, 2018, BiondVax had cash and cash equivalents and short-term investments of NIS 75.8 million ($20.24m) as compared to NIS 71.38 million as of December 31, 2017.

2018 Highlights and Recent Corporate Update

●	Pivotal clinical efficacy Phase 3 trial: In the first cohort of BiondVax’s ongoing pivotal, clinical efficacy, Phase 3 trial of M-001, 4,094 participants were recruited prior to the 2018/19 flu season. Approximately 8,000 additional participants are expected to be recruited in the trial’s second cohort beginning in Q3 2019. The placebo-controlled trial will assess safety and effectiveness of M-001 alone in reducing flu illness and severity in adults aged 50 years and older. Results are expected by the end of 2020.

●	Mid-size commercial manufacturing facility: In August 2018, BiondVax relocated to a newly constructed mid-size commercial scale manufacturing facility in Jerusalem, Israel. Based in the Jerusalem Bio Park, a biotech hub on the Hadassah Medical Center Hebrew University Ein Kerem campus, the new approximately 20,000 square foot (1850m2) facility includes offices, laboratories, and GMP manufacturing suites with planned annual capacity of 20 million doses of M-001 in bulk with up to 10 million single dose syringes.

●	€24 million non-dilutive co-funding: In April 2019, the Management Committee of the European Investment Bank (EIB) agreed to extend the €20 million EIB-BiondVax non-dilutive co-financing agreement, signed in 2017, by an additional €4 million. The funds will be used in support of the ongoing pivotal, clinical efficacy, Phase 3 trial of BiondVax’s M-001 Universal Flu Vaccine candidate in Europe.

●	NIH-sponsored Phase 2 clinical trial: All participants have completed their final visit in a Phase 2 clinical trial of BiondVax’s M-001 universal flu vaccine, conducted by several Vaccine Treatment and Evaluation Units (VTEUs) sponsored by the National Institute of Allergy and Infectious Diseases (NIAID), part of the U.S. Department of Health & Human Services (HHS)’s National Institutes of Health (NIH).

Complete financial results are available in the Company’s annual report on Form 20-F for the year ended December 31, 2018, which was filed with the Securities and Exchange Commission on April 30, 2019.

About BiondVax

BiondVax (NASDAQ: BVXV) is a Phase 3 clinical stage biopharmaceutical company developing a universal flu vaccine. The proprietary technology of the vaccine candidate, called M-001, utilizes a unique combination of conserved and common influenza virus peptides designed to provide multi-season and multi-strain protection against current and future, seasonal and pandemic influenza. In a total of 6 completed Phase 1/2 and Phase 2 clinical trials, covering 698 participants, the vaccine has been shown to be safe, well-tolerated, and immunogenic. An additional Phase 2 trial is being conducted by the NIH/NIAID is the US. As well, BiondVax is currently conducting a large pivotal clinical efficacy Phase 3 trial in Europe. Please visit www.biondvax.com.

Contact Details

Joshua E. Phillipson | +972 8 930 2529 | j.phillipson@biondvax.com

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the Private Litigation Reform Act of 1995. Words such as “expect,” “believe,” “intend,” “plan,” “continue,” “may,” “will,” “anticipate,” and similar expressions are intended to identify forward-looking statements. These forward-looking statements reflect the management’s current views with respect to certain current and future events and are subject to various risks, uncertainties and assumptions that could cause the results to differ materially from those expected by the management of BiondVax Pharmaceuticals Ltd. Risks and uncertainties include, but are not limited to, the prosecution and outcome of the ongoing Phase 2 and Phase 3 trials and any subsequent trials; timing of receipt of regulatory approval of the new manufacturing facility; ability to demonstrate the efficacy and safety of the vaccine; the timing of clinical trials and marketing approvals; the risk that drug development involves a lengthy and expensive process with uncertain outcome; the ability of the Company to maintain, preserve and defend its intellectual property and patents granted; whether our  vaccine candidate will successfully advance through the clinical trial process on a timely basis, or at all, and receive approval from the United States Food and Drug Administration or equivalent foreign regulatory agencies; the adequacy of available cash resources and the ability to raise capital when needed. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2018 filed with the U.S. Securities and Exchange Commission, or SEC, which is available on the SEC’s website, www.sec.gov, and in the Company’s periodic filings with the SEC. We undertake no obligation to revise or update any forward-looking statement for any reason.

* Tables to Follow *

BALANCE SHEETS

In thousands, except share and per share data

			Convenience
			Translation
	December 31,		December 31,
	2017	2018	2018
	N I S		U.S. dollars

CURRENT ASSETS:
Cash and cash equivalents	71,382	75,883	20,246
Other receivables	3,923	965	258

	75,305	76,848	20,504
LONG-TERM ASSETS:
Property, plant and equipment	5,510	28,249	7,537
Other long term assets	880	740	197

	6,390	28,989	7,734

	81,695	105,837	28,238
CURRENT LIABILITIES:
Trade payables	6,223	20,723	5,529
Other payables	660	1,076	287

	6,883	21,799	5,816
LONG-TERM LIABILITIES:
Liability in respect of government grants	10,300	14,643	3,907
Loan from others	-	94,360	25,176
Warrants	8,177	6,168	1,645
Severance pay liability, net	83	82	22

	18,560	115,253	30,750

SHAREHOLDERS' EQUITY:
Ordinary shares of NIS 0.0000001 par value:
Authorized: 391,000,000 shares as of December 31, 2018 and 2017; Issued and Outstanding: 261,419,599, shares as of December 31, 2018 and 2017	*)-	*)-	*)-
Share premium	179,669	179,929	48,007
Accumulated deficit	(123,417)	(211,144)	(56,335)

	56,252	(31,215)	(8,328)

	81,695	105,837	28,238

*)	Represents an amount lower than NIS 1.

STATEMENTS OF COMPREHENSIVE INCOME

In thousands, except per share data

				Convenience translation
	Year ended December 31,			Year ended December 31,
	2016	2017	2018	2018
	N I S			U.S. dollars

Operating expenses:
Research and development, net of participations	7,794	18,777	71,913	19,187
Marketing, general and administrative	4,106	4,879	5,154	1,375

Total operating expenses	11,900	23,656	77,067	20,562

Operating loss	(11,900)	(23,656)	(77,067)	(20,562)
Financial income	3,019	18	2,936	783
Financial expense	(303)	(10,913)	(13,596)	(3,628)

Loss	(9,184)	(34,551)	(87,727)	(23,407)

Other comprehensive loss:
Items to be reclassified to profit or loss in subsequent periods:
Loss from available-for-sale marketable securities	(6)	(6)	-	-

Total comprehensive loss	(9,190)	(34,557)	(87,727)	(23,407)

Basic and diluted loss per share	(0.07)	(0.17)	(0.34)	(0.09)

Weighted average number of shares outstanding used to compute basic and diluted loss per share	135,097,367	201,030,768	261,419,599	261,419,599

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